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                       Daniel O. Anderson      Boeing  Capital Corporation
                       Vice President          4060 Lakewood Blvd., 6th Floor
                       Commercial Finance      Long Beach, CA  90808

                                                                  June 24, 1999

Mr. Colin V.F.  Digout
Vice President of Finance
Radiant Aviation Services
40 Centre Drive
Orchard Park, New York 14127

Dear Mr. Digout:

It is a pleasure to offer Radiant Aviation Services a $10 million lease line commitment based upon the following terms and conditions:

Lessee:           Radiant Aviation Services, Inc., a U.S. Corporation

Lessor:           Boeing Capital Corporation or its assignee.

Guarantor:         Radiant Energy Corporation, a Canadian Corporation, will
                  provide an absolute and unconditional guaranty of all Lessee's obligations under the lease.

Equipment:        Four (4) 2000 InfraTek Deicing Systems (System). A detailed description, including cost breakdown, is to be attached to this proposal. All Equipment is subject to Lessor's approval prior to funding.

Equipment         Equipment cost not to exceed $2,400,000.
Cost:

Lease Term        The lease for each System shall be 84 months commencing on the
and Rentals:      date the System is placed in service. The Lessee shall be
                  required to make 84 consecutive monthly lease payments, each in advance, each equal to 1.432% of Equipment cost.

                  The lease rental factor quoted in this letter shall float until drawdown at which time they shall be fixed for the term of the lease. The quoted rental factor is based upon the average yield on the U.S. Treasury notes maturing 60 months from the current month, which yield is 5.73% as of June 7, 1999. The lease rental factor shall be increased

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                  or decreased by .000386% for each basis point change between the 5.73% stated above and the average yield on U.S. Treasury notes maturing 60 months from the month in which the Lease is funded, as stated in the TREASURY BONDS, NOTES & BILLS section of the Wall Street Journal on the first or fifteenth day of the month for the month in which funding occurs. If there is no U.S. Treasury note maturing 60 months from the month in which funding occurs, then the average of the Lease Term yields on the next succeeding month for which a U.S. and
                  Rentals: Treasury note is quoted shall be used.

Contingent        Lessee to pay Lessor contingent rent equal to 10% of the
Rent:             monthly deicing revenue. Such payment is due 90 days after the end of such deicing month.

Net Lease:        This will be a net lease transaction whereby cost of
                  maintenance, insurance, license fees, taxes and indemnification against the loss of Lessor's depreciation benefits and all items of a similar nature will be borne by the Lessee.

UCC Filing: The Lessor will file precautionary financing statements against the Lessee pursuant to the Uniform Commercial Code; such filings to be satisfactory to Lessor. The cost of such filings shall be for Lessee's account.

Landlord or       Lessee shall obtain from the landlord or mortgagee of its
Mortgagee's       premises a waiver stating that the Equipment under lease is
Waiver:           Lessor's personal property and that no claim will be made
                  against the Equipment by such landlord or mortgagee during the lease term.

Insurance:        At its expense, the Lessee will carry insurance for all risks in amounts equal to Lessor's stipulated loss values and provide liability insurance in an amount acceptable to Lessor.
                  Certificates of insurance shall reflect Lessor as an additional named insured and loss payee and shall be issued by companies and contain endorsements satisfactory to Lessor.

Maintenance:      Lessee shall be required to maintain the Equipment in
                  compliance with all applicable laws, rules and regulations including all bulletins, inspections and services prescribed by the manufacturer of the Equipment.

Location:         The Equipment shall be located and operated in the United
                  States. In the event the system is not located in the United
                  States, the rental rate will be adjusted to reflect the differences in the tax benefits available to Lessor.

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Return            The Equipment shall be in good condition upon its return to
Conditions:       Lessor.

End of Lease      (A) Upon expiration of the initial lease term, Lessee shall
Options: have the option to purchase all the Equipment for fair market value not to exceed 37.5% of equipment cost.

                                              OR

                  (B) Return the Equipment pursuant to Lessor's instructions.

Depreciation      Lessor is entitled to all depreciation benefits assuming a
Benefits:         MACRS recovery period of five years and using the 200%
                  declining balance method of depreciation. Lessee shall indemnify Lessor for the loss of tax benefits assumed to be available with respect to the equipment.

Commitment        The Equipment shall be placed in service on or before March
Termination:      31, 2000 when Lessor's obligation to purchase the Equipment and enter into a lease pursuant to this offer will terminate unless extended by Lessor.

Rent Prepayment:  A prepayment of rent, equal to $25,000 is to be remitted with the executed copy of this proposal. As the Equipment is placed under lease, Lessor shall apply such proceeds to the first rentals as they become due, provided that such a drawdown occurs prior to the termination of this commitment.

Acceptance &      This offer is open for your written acceptance
Expiration of     through June 25, 1999 and is subject to completion of
Proposal:         documentation mutually satisfactory to Lessor and Lessee.

Additional Terms  This offer to lease, as well as each funding, is subject to
and Conditions:   the following terms and conditions:

                  Execution of the Subscription and Purchase Agreement for shares of Radiant Energy Corporation by Lessor and Guarantor.

                  From the date of this letter to the date of each drawdown there shall not have occurred any material adverse change in Lessee's financial condition which in Lessor's reasonable opinion is material. Lessee shall provide Lessor with quarterly financial statements which accurately reflect its financial condition.

                  If, from the date of this letter to the date of each drawdown, there should occur any change in Federal income tax law, regulations, or administrative interpretations thereof (including any technical correction thereto regardless of date of enactment) which changes Lessor's net economic return with respect to the equipment, then the rental payments will be adjusted, either downward or upward, to maintain Lessor's economic return.
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If this proposal is acceptable, please acknowledge your acceptance below and return a copy to me, along with your check.

If you have any questions or would like to discuss this proposal in greater detail, please contact me.

Very truly yours,                         AGREED AND ACCEPTED:


                                          /s/ Colin V.F. Digout

/s/ Daniel O. Anderson

                                          By:  /s/ Timothy P. Seel
                                              ---------------------------

Daniel O. Anderson
Vice President
Commercial Finance                        Date:     June 24, 1999
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DOA:TRUELEASES:RAS5Y